COMPANY LETTERHEAD

David Nikzad

President

Ei.Ventures, Inc.

1215 South Kihei Road, #424

Kihei, HI 96753

February 26, 2021

United States Securities and Exchange Commission 100 F St NE Division of Corporate Finance Office of Life Sciences Washington, DC 20549

Re:	Ei.Ventures, Inc.

Response to SEC Comments to Amendment No. 4 to Draft Offering Statement on Form 1-A

Submitted February 16, 2021

CIK No.: 0001823182

To Whom it May Concern:

We acknowledge receipt of the comments in your letter dated February 22, 2021 regarding the Amendment No. 4 to the Offering Statement of Ei.Ventures, Inc. (the “Company”), which we have set out below, together with our responses and attach a revised Offering Statement on Form 1-A.

Amendment No. 5 to Draft Offering Statement on Form 1-A

Financial Statements, page F-2

1.	Generally Accepted Auditing Standards require that the auditors read the interim financial statements prior to issuing a consent. Your existing disclosure could reasonably be misunderstood by a reader to mean that this requirement was not fulfilled. Please clarify your disclosure to eliminate any potential confusion as to whether the auditors read the interim financial statements. A statement that the auditors were not engaged to perform a review of the interim financial statements would suffice.

Company Response:

The Company and its auditors have revised this section to include a statement that the auditors were not engaged to perform a review of the interim financial statements.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Ei.Ventures, Inc. If you have additional questions or comments, please contact me at david@orthogonalthinker.com.

U.S. Securities and Exchange Commission

Sincerely, David Nikzad

Enclosures

Cc:	Nate Sumbot
Travis Marc Wilson